EXHIBIT 99.1

The board of directors resolves to participate in the bid of 2500MHz and 2600MHz frequency bands of Mobile Broadband business license

Date of events: 2015/05/11

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): The 2500MHz and 2600MHz frequency bands of Mobile Broadband business license

2.	Date of occurrence of the event: 2015/05/11~2015/05/11

3.	Volume, unit price, and total monetary amount of the transaction: N/A

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The National Communications Commission (NCC); Relationship: None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A (the trade has not yet occurred). The payment will be conducted according to NCC’s Regulations for Administration of Mobile Broadband Business and the auction results.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: N/A (the trade has not yet occurred)

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): N/A

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: N/A

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: Expands the spectrum of Mobile Broadband business

15.	Net worth per share of company underlying securities acquired or disposed of: N/A

16.	Do the directors have any objection to the present transaction? : No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18.	Any other matters that need to be specified: The management was authorized by the Board to conduct the matters pertaining to this auction pursuant to all applicable laws and regulations.